                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. ____)(1)

                              PacificNet.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   69511V 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Fortune E-Commerce Ltd
                        Room 1502-7, Tower A, Regent Centre
                               63 Wo Yip Hop Road
                           Kwai Chung, N.T., Hong Kong
                                 (852) 2422 0811
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 28, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)
---------------------
         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------------------------                              ------------------------------------------

CUSIP No. 69511V 10 8                                    13D                         Page 2 of 10 Pages
--------------------------------------------                              ------------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Fortune E-Commerce Ltd
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                                                 (a) /X/
                                                                                                 (b) / /
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        / /

-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Hong Kong
-------- -----------------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 0
                           ----- -----------------------------------------------------------------------------------
        NUMBER OF          8     SHARED VOTING POWER
         SHARES
       BENEFICIALLY              796,583
        OWNED BY           ----- -----------------------------------------------------------------------------------
         EACH              9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                  0
          WITH             ----- -----------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 796,583
-------------------------- ----- -----------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          796,583
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                          / /

-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.0%
-------- -----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
-------- -----------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



--------------------------------------------                              ------------------------------------------

CUSIP No. 69511V 10 8                                    13D                         Page 3 of 10 Pages
--------------------------------------------                              ------------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         FortuneTel.com Holdings Limited
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                                                 (a) /X/
                                                                                                 (b) / /
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        / /

-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
-------- -----------------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 0
                           ----- -----------------------------------------------------------------------------------
        NUMBER OF          8     SHARED VOTING POWER
         SHARES
       BENEFICIALLY              796,583
        OWNED BY           ----- -----------------------------------------------------------------------------------
         EACH              9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                  0
          WITH             ----- -----------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 796,583
-------------------------- ----- -----------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          796,583
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                          / /

-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.0%
-------- -----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
-------- -----------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.  Security and Issuer

     This statement relates to the common stock (the "Common Stock") of PacificNet.com, Inc. f/k/a Creative Master International, Inc. (the "Company"), a Delaware corporation, with its principal executive offices at Casey Industrial Building, 8th Floor, 18 Bedford Road, Taikoktsui, Kowloon, Hong Kong.

Item 2.  Identity and Background

     This statement is being filed by (1) Fortune E-Commerce Ltd, a corporation organized and existing under the laws of Hong Kong, with its principal executive and business offices at Room 1502-7, Tower A, Regent Centre, 63 Wo Yip Hop Road, Kwai Chung, N.T., Hong Kong, and (2) FortuneTel.com Holdings Limited, a corporation organized and existing under the laws of Bermuda, with its principal executive and business offices at Room 1502-7, Tower A, Regent Centre, 63 Wo Yip Hop Road, Kwai Chung, N.T., Hong Kong (collectively, the "reporting persons"). Fortune E-Commerce Ltd is an investment holding company wholly owned by FortuneTel.com Holdings Limited.

     The attached Schedule I is a list of the executive officers and directors of the reporting persons, persons that may be deemed to be controlling persons of the reporting persons and each executive officer and director of any corporation or other person ultimately in control of the reporting persons, which contains the following information with respect to each person listed on such schedule:

     -    name and representative through which it acts, if any;

     - residence address or principal business address and, if different, address of principal office;

     - principal business or present principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted; and

     -    citizenship or place of organization.

     During the past five years, neither of the reporting persons nor, to the best of the reporting persons' knowledge, any person named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, neither of the reporting persons nor, to the best of the reporting persons' knowledge, any person named on Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or state securities laws or finding any violation with respect to such laws.

                            (Page 4 of 10)

Item 3.  Source and Amount of Funds or Other Consideration

     Upon the completion of the PacificNet ("PNC") acquisition of the Company on July 28, 2000 (the "Closing"), (1) the owners of PNC, including but not limited to Fortune E-Commerce Ltd and Lau Siu Ying (collectively, the "PNC Members"), surrendered and assigned to the Company all membership interests in PNC ("Membership Interests") issued and outstanding immediately prior to the Closing and (2) the Company issued to the PNC Members, pro rata in accordance with their relative ownership of Membership Interests, an aggregate of 7,166,666 shares of Common Stock. As a result of this exchange, PNC became a wholly-owned subsidiary of the Company and the PNC Members became the principal stockholders of the Company, holding in excess of 80% of the Common Stock outstanding immediately following the Closing.

     Following the Closing, the Company's primary business focus will be PNC's business-to-business electronic commerce services and solutions. Although the Company's business of manufacturing collectible-quality, die-cast replicas of cars, trucks, buses and other items will continue for an indefinite period, PNC has indicated its interest in disposing of such business.

     The PNC acquisition was conditioned upon, among other things, the Company receiving resignations from all but one of its directors at the Closing. Following the Closing, the Board of Directors of the Company will be increased to eight members and seven directors designated by PNC will be appointed to the Board of Directors.

     The PNC acquisition was also conditioned upon the Company amending its Certificate of Incorporation to increase the number of authorized shares of Common Stock from 25,000,000 to 125,000,000.

Item 4.  Purpose of Transaction

     Other than as described in Item 3, neither the reporting persons nor any person named on Schedule I hereto has plans or proposals which would result in or relate to (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure, including by not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming

                            (Page 5 of 10)
eligible for termination of registration pursuant to Section 12 (g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) As of the date hereof, Fortune E-Commerce Ltd directly beneficially owned 796,583 shares of Common Stock, representing 9.0% of the class. As of the date hereof, FortuneTel.com Holdings Limited indirectly beneficially owned 796,583 shares of Common Stock, representing 9.0% of the class, due to its 100% ownership of Fortune E-Commerce Ltd.
          As of the date hereof, Lau Siu Ying, Chairman and Chief Executive Officer of FortuneTel.com Holdings Limited and Director of Fortune E-Commerce Ltd, directly beneficially owned 60,347 shares of Common Stock, representing 0.7% of the class.

     (b) Each reporting person has shared power to vote and to dispose of 796,583 shares of Common Stock with the other reporting person. Lau Siu Ying has sole power to vote and to dispose of all of the shares he beneficially owns.

     (c) Other than as described in Item 3, neither of the reporting persons nor any person named in Schedule I effected any transactions in the Company's Common Stock during the past 60 days.

     (d) The reporting persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

     (e) The reporting persons are the beneficial owner of more than five percent of the class.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     No contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                            (Page 6 of 10)

Item 7. Material to be filed as Exhibits

     1) The Share Exchange Agreement, dated as of February 17, 2000, by and between Creative Master International, Inc. and Tony Tong, Wan Sang Hui, Lee Li, James Mullen, John Farrell, Paul Poung - Hwa Chow, Fung Oi Ip Alfonso, Oei Hong Leong, Fortune E-Commerce Limited, B2B Limited, the owner of PacificNet.com, LLC and PNC.

     2) The Supplement to the Share Exchange Agreement, dated as of April 29, 2000, among Creative Master International, Inc., PacificNet.com, LLC, and the members of PNC and other persons and entities listed on the signature pages thereto.









                            (Page 7 of 10)

                                   SCHEDULE I

     The name, business address, principal occupation or employment and citizenship of each Executive Officer, Director, Controlling Persons and Executive Officers and Directors of any person ultimately in control of the reporting persons is set forth below:

------------------------------- ---------------------------- ---------------------------- ----------------------------
NAME AND REPRESENTATIVE         RESIDENCE ADDRESS OR         PRINCIPAL BUSINESS OR        CITIZENSHIP OR PLACE OF
THROUGH WHICH IT ACTS           PRINCIPAL BUSINESS ADDRESS   PRESENT PRINCIPAL            ORGANIZATION
                                AND IF DIFFERENT, ADDRESS    OCCUPATION OR EMPLOYMENT
                                OF PRINCIPAL OFFICE          AND IF APPLICABLE, THE
                                                             NAME, PRINCIPAL BUSINESS
                                                             AND ADDRESS OF ANY
                                                             CORPORATION OR OTHER
                                                             ORGANIZATION IN WHICH SUCH
                                                             EMPLOYMENT IS CONDUCTED
------------------------------- ---------------------------- ---------------------------- ----------------------------
Lau Siu Ying                    Flat A, 19/F, Tower 1,       Director of                    China
                                Park Tower, 1 King's         Fortune E-Commerce Ltd
                                Road, Hong Kong              (an investment holding
                                                             company) Room 1502-7,
                                                             Tower A, Regent Centre, 63
                                                             Wo Yip Hop Road, Kwai Chung,
                                                             N.T., Hong Kong
------------------------------- ---------------------------- ---------------------------- ----------------------------
Lau Kin Ying                    Flat A, 19/F, Tower 1,       Director of                    China
                                Park Tower, 1 King's         Fortune Tele.com Holding Ltd
                                Road, Hong Kong              (an ultimate holding
                                                             company) Room 1502-7,
                                                             Tower A, Regent Centre, 63
                                                             Wo Yip Hop Road, Kwai Chung,
                                                             N.T., Hong Kong
------------------------------- ---------------------------- ---------------------------- ----------------------------
Chang Wing Seng                 34, Jalan Naga Sari,         Director of                    China
                                Singapore 288864             Fortune Tele.com Holding Ltd
                                                             (an ultimate holding
                                                             company) Room 1502-7,
                                                             Tower A, Regent Centre, 63
                                                             Wo Yip Hop Road, Kwai Chung,
                                                             N.T., Hong Kong
------------------------------- ---------------------------- ---------------------------- ----------------------------







------------------------------- ---------------------------- ---------------------------- ----------------------------

                              (Page 8 of 10 Pages)


------------------------------- ---------------------------- ---------------------------- ----------------------------
Liu Kwok Fai                    G/F, 35, Ng Fei Tin          Director of                    China
                                DD 238, Lot 579,             Fortune Tele.com Holding Ltd
                                Wing Lung Rd, Clear          (an ultimate holding
                                Water Bay, Hong Kong         company) Room 1502-7,
                                                             Tower A, Regent Centre, 63
                                                             Wo Yip Hop Road, Kwai Chung,
                                                             N.T., Hong Kong
------------------------------- ---------------------------- ---------------------------- ----------------------------
Fung Oi Ip                      11J, Parkvale Dr.            Director of                    China
                                Discovery Bay,               Fortune Tele.com Holding Ltd
                                Hong Kong                    (an ultimate holding
                                                             company) Room 1502-7,
                                                             Tower A, Regent Centre, 63
                                                             Wo Yip Hop Road, Kwai Chung,
                                                             N.T., Hong Kong
------------------------------- ---------------------------- ---------------------------- ----------------------------
Hui Wan Sang                    14B, Blk 1, Sceneway         Director of                    China
                                Garden, Nam Tin,             Fortune Tele.com Holding Ltd
                                Hong Kong                    (an ultimate holding
                                                             company) Room 1502-7,
                                                             Tower A, Regent Centre, 63
                                                             Wo Yip Hop Road, Kwai Chung,
                                                             N.T., Hong Kong
------------------------------- ---------------------------- ---------------------------- ----------------------------
Lo Wing Yat                     B1, 4/F, Evergreen           Director of                    China
                                Villa, 43 Stubbs             Fortune Tele.com Holding Ltd
                                Road, Hong Kong              (an ultimate holding
                                                             company) Room 1502-7,
                                                             Tower A, Regent Centre, 63
                                                             Wo Yip Hop Road, Kwai Chung,
                                                             N.T., Hong Kong


                               (Page 9 of 10 pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 7, 2000                      Fortune E-Commerce Ltd

                                    By: /s/ Lau Siu Ying
                                       ----------------------------------------
                                    Name: Lau Siu Ying
                                         --------------------------------------
                                    Its:  Director
                                        ---------------------------------------



August 7, 2000                      FortuneTel.com Holdings Limited

                                    By: /s/ Lau Siu Ying
                                       ----------------------------------------
                                    Name: Lau Siu Ying
                                         --------------------------------------
                                    Its:  Director
                                        ---------------------------------------



                              (Page 10 of 10 Pages)

                                    EXHIBIT INDEX


EXHIBIT
NUMBER              DESCRIPTION
-------             -----------
  1                 The Share Exchange Agreement, dated as of February 17, 2000, by and between Creative Master International, Inc. and Tony Tong, Wan Sang Hui,
                    Lee Li, James Mullen, John Farrell, Paul Poung - Hwa Chow, Fung Oi Ip Alfonso,
                    Oei Hong Leong, Fortune E-Commerce Limited, B2B Limited, the owner of
                    PacificNet.com, LLC and PNC.

  2                 The Supplement to the Share Exchange Agreement, dated as of April 29, 2000, among Creative Master International, Inc., PacificNet.com, LLC, and the members of PNC and other persons and entities listed on the signature pages thereto.
